J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Leerink Partners LLC

299 Park Avenue, 21st Floor

New York, NY 10171

June 26, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:                    Ms. Suzanne Hayes

Ms. Christine Westbrook

Ms. Bonnie Baynes

Ms. Angela Connell

Re:                             Dova Pharmaceuticals, Inc.

Registration Statement on Form S-1

Registration File No. 333-218479

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as underwriters, hereby join in the request of Dova Pharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 PM, Eastern Daylight Time, on June 28, 2017 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as underwriters, wish to advise you that approximately 2,444 copies of the Preliminary Prospectus, dated June 19, 2017 and included in the above-named Registration Statement, as amended, were distributed during the period from June 19, 2017 through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC JEFFERIES LLC LEERINK PARTNERS LLC

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Vice President

By:	JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

By:	LEERINK PARTNERS LLC

By:	/s/ Anthony Gibney
Name: Anthony Gibney
Title: Managing Director